December 19, 2018

Sing Wang
Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1306, 13/F, AIA Central, Connaught Road
Central, Hong Kong

       Re: CM Seven Star Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 21, 2018
           File No. 001-38261

Dear Mr. Wang :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Filed November 21, 2018

Questions and Answers About the Proposals for CM Seven Star Shareholders "What vote is required to approve the Proposals?", page 3

1. Please clearly disclose whether the approval of each proposal is conditioned upon the approval of the other proposals. For example, please clearly disclose the consequences of shareholders approving the Business Combination Proposal, but not the Authorized Share
      Increase Proposal.
Summary of the Proxy Statement, page 7

2. Please provide the basis for your statement that Renren is a "leader" in China's internet industry.
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany19, 2018 Seven Star Acquisition Corporation
December NameCM
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The Business Combination and Share Exchange Agreement
Business Combination with Kaixin; Business Combination Consideration, page 8

3. We note your disclosure that CM Seven Star will acquire 100% of the issued and outstanding securities of Kaixin, in exchange for approximately 28.3 million ordinary shares of CM Seven Star. Please revise your filing to prominently disclose the per share exchange ratio and revise the "Background of the Business Combination" section to discuss how you determined the number of shares of CM Seven Star to be issued to each holder of Kaixin shares.
Anticipated Accounting Treatment, page 12

4. Your disclosure on page 12 that you will account for the Business Combination under the acquisition method of accounting differs from your disclosure on page 133 that the net assets of CM Seven will be stated at historical cost with no goodwill or other intangible assets recorded. Please revise for consistency.
Kaixin Auto Group Summary Financial Information
Non-GAAP Measure, page 15

5. We note your calculation of Adjusted EBITDA adds back interest cost and expenses.
         Please revise your disclosures regarding this non-GAAP measure to better explain to your investors what is represented by "interest cost" and whether and where such amounts are reflected in your GAAP financial statements.
Summary Operating Data, page 16

6. We note your metrics regarding GMV. Please revise your definition of GMV to clarify whether you are including the full sales price of cars sourced from the Affiliated Network
         Dealers in the GMV measure or whether you are including a proportional amount of the sale price in GMV. If you are including a proportional amount of sales price from cars sourced from the Affiliated Network Dealers in the GMV measure, please revise your definition of GMV to better explain how this proportional amount is calculated. Lastly, clarify for us how you concluded in footnote (2) to this table that cars sourced from
         Affiliated Network Dealers were immaterial for the periods presented given that it appears
         GMV for the six months ended December 31, 2017, and June 30, 2018, significantly exceeds your automobile sales revenue for the year ended December 31, 2017 and six months ended June 30, 2018.
Risk Factors
Risks Relating to Kaixin's Business and Industry
"Kaixin's Dealerships conduct many apsects of its business, and Kaixin faces risks . . .", page 20

7. We note your disclosure that, pursuant to the business combination, Kaixin has agreed to transfer its current Ji'nan Dealsership to Renren, and that, based on the notice from local
 Sing Wang
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CM Seven Star Acquisition Corporation
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December NameCM
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         police to the Ji'nan Dealership, certain of Kaixin's assets are not permitted to be disposed of pursuant to the investigation. Please disclose whether the Ji'nan Dealership investigation will impact Kaixin's ability to transfer the dealership to Renren pursuant to the business combination. Please also disclose the risks associated with Kaixin's potential inability to transfer the Ji'nan Dealership, including the impact this could have upon the consummation of the business combination.
Risk Factors
"Other dealers with which Dealerships collaborate could take actions that could harm Kaixin's business and that of its Dealerships.", page 21

8. Please refer to your disclosure that certain Dealership operators may elect to cooperate with third parties to develop and operate Dealership Outlets, and you are not a party to such agreements. Please tell us in more detail how this third party Dealership Outlet program works in connection with your existing Dealerships and/or Dealership operators.
         Additionally, since most of the references to Dealership Outlets in your filing appear to refer to your own operations from which you generate revenue, please revise your filing as needed to clarify the existence of any third party Dealership Outlets and whether they impact any of the operating or financial metrics disclosed in your filing. If you own all existing Dealership Outlets and this risk factor is referring to a possible future event, please revise this risk factor to clarify as such.
Risks Relating to the Business Combination
"CM Seven Star will be required to meet the initial listing requirements . . . ", page 63

9. We note your disclosure that you will be required to meet the initial listing requirements to be listed on Nasdaq, but it appears from your disclosures elsewhere that your ordinary shares, warrants, rights, and units are already listed on Nasdaq. Please revise for consistency, or tell us why you have included this risk factor.
The Business Combination Proposal
Background of the Business Combination, page 75

10. You disclose throughout your background section that EarlyBirdCapital was present at meetings evaluating potential targets and that your "executive team and board consulted with EarlyBirdCapital about the consideration being paid to acquire Kaixin and about the strength of the company on an EV/Earnout EBITDA and EV/Earnout Revenues valuation basis and growth basis, in comparison to the publicly listed similar businesses reviewed."
         Please clearly disclose the relationship of EarlyBirdCapital to CM Seven Star throughout the negotiation of the business combination. We also note your disclosure that no reports as to the valuation of Kaixin were produced by any of your advisors; however, if
         EarlyBirdCapital provided an opinion, report, or appraisal to your board or executive team, please revise to provide the information required by Item 1015(b)(3)-(6) of
         Regulation M-A.
 Sing Wang
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CM Seven Star Acquisition Corporation
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December NameCM
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11. We note your disclosure on page 77 that a follow-up meeting between Sing Wang and
         EarlyBirdCapital took place to evaluate two competing targets to decide which one was more attractive. Please disclose the factors considered in determining which target was
         "more attractive." Further, please clarify whether these two targets were in addition to
         Kaixin, or if Kaixin was one of the targets. Finally, please disclose when and how the registrant determined not to pursue these additional targets.
12. Please expand the discussion of the merger consideration, including when the amount of consideration was decided on and whether and, if so, how it changed. See Item 14(b)(7) of
         Schedule 14A. For example, briefly describe the terms of the letter of intent and the definitive agreement negotiated by CM Seven Star and Kaixin .
13. We note your disclosure that various third party professional firms reported to your management the due diligence conducted on Kaixin Auto Group. Please revise to disclose the results of the due diligence reported by these third parties.
CM Seven Star's Board's Reasons for the Approval of the Business Combination , page 79

14. Please discuss what negative factors, if any, the board took into consideration while assessing the Business Combination with Kaixin.
15. We note your disclosure on page 80 that during several meetings of your executive team and in on-going consultation with the board of directors, a substantial amount of time was spent evaluating and reviewing the transaction consideration of 33 million shares, or $330 million at a deemed price of $10.00 per share. You also disclose that if Kaixin management realizes certain projected financial performance targets of revenues and
         EBITDA, then it would receive up to 19.5 million additional shares. With a view to understanding how the board determined this consideration was fair, please amend your filing to explain how the board determined to recommend this consideration, including how the amount of consideration and additional shares were calculated. Please also disclose the "certain projected financial performance targets" that will result in
         Kaixin management receiving additional shares.
16. You disclose that your board and advisors determined that the best methodology for evaluating the consideration being paid to Kaixin would be to use the market comparable method, specifically comparing historical or projected implied enterprise valuation, as multiples of EBITDA and revenues, for publicly listed used automobile related businesses that you viewed as similar in scope to Kaixin in November 2018. Please revise your disclosure to describe these methodologies in greater detail by providing qualitative and quantitative disclosure about each methodology, including the data relied upon, any applicable assumptions, and the results arrived at for each methodology. Please also disclose the comparable companies considered.
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany19, 2018 Seven Star Acquisition Corporation
December NameCM
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Unaudited Pro Forma Condensed Combined Financial Information, page 132

17. It appears this is the only pro forma financial information provided in your filing. In an appropriate location in your filing, please provide the disclosures required by Item
         14(b)(10) of Schedule 14A. To the extent that any of these disclosures would differ materially if you assume no redemption by CM Seven's stockholders versus if you assume maximum redemption by CM Seven's stockholders, please present that information assuming both the no redemption and maximum redemption scenarios.
18. The pro forma statements of combined income should ordinarily be presented assuming the transaction was consummated at the beginning of the most recent fiscal year presented. Please revise your disclosure on page 132 in the third paragraph under the heading "Introduction" to state that the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 gives effect to the business combination if it had occurred on January 1, 2017.
19. Please revise your pro forma condensed combined statements of operations to comply with Instruction 1 to Rule 11-02(b) of Regulation S-X.
20. Please tell us what consideration you have given to providing risk factor disclosure regarding the risks and challenges you may face as a result of the recent negative publicity involving certain senior officers of iResearch and a related Chinese government investigation. In this regard, we note that you have cited to industry data from iResearch throughout your registration statement.
History and Corporate Structure of Kaixin Auto Group, page 140

21. Please disclose, if true, that you will be unable to continue to consolidate your VIEs'
         financial results with your financial results, if your VIE and shareholders fail to perform their obligations under the contractual agreements that give you effective control, and if you are unable to maintain effective control. In this regard, we note your disclosure that
         "any failure by Kaixin to maintain effective control over Shanghai Jieying and Qianxiang
         Changda, would have a material adverse effect on Kaixin's business." Integration of Kaixin's Dealerships, page 196

22. Please tell us what consideration you have given to providing risk factor disclosure discussing the potential risks of dilution investors will face as a result of the "significant payments of [y]our ordinary shares to the minority owners of Kaixin's Dealerships." In this regard, we note that you have provided only a brief statement on page 21 regarding the potential dilution investors may face as a result of these payments.
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CM Seven Star Acquisition Corporation
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Management's Discussion and Analysis of Financial Condition and Results of Operations of
Kaixin Auto Group
Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016 Gross Profit, page 205

23. It appears that all of your gross profit in 2017 relates to your automobile sales business while your financing business generated negative gross profit that partially offsets the gross profit of your automobile sales business. Please revise your analysis of the change in gross profit to more clearly disclose this to your investors and clarify, if true, that the decline in gross profit related to your financing business was primarily due to the increase in your provision for financing receivable. Additionally, as the trends and profitability of your automobile sales and financing businesses vary greatly, please ensure your analysis of results in future periods provides an adequate explanation of the substantive reasons regarding any material change in gross profit separately for each of these businesses.
Provision for Financing Receivable, page 205

24. It is unclear from your disclosure what regulatory pressures are impacting the recoverability of your financing receivables and thus causing the significant increase in the provision. To assist us in better understanding this matter, please respond to the following:

             Please expand your discussion here or in another appropriate location within MD&A to provide investors with an overview of the regulatory pressures impacting the peer-
             to-peer financing environment in China and a better explanation of why these pressures cause an increase in your provision for financing receivable.

             Also provide your investors with management's insight into whether you expect these pressures to continue to negatively impact the recoverability of your financing receivables.

             Please tell us the average term of your financing receivables during for each period presented in your historical financial statements. Also tell us whether your process for assessing collectability changed during any of the periods presented. If so, please tell us in detail how your process changed. If your process remained the same and the increase in the provision in fiscal 2017 and the interim period of 2018 was due to a decline in creditworthiness of your customers, please tell us in detail what factors contributed to the decline in creditworthiness of your customers. Internal Control Over Financial Reporting, page 213

25. We note the disclosure on page 214 regarding Kaixin's status as an emerging growth company, including that Kaixin will take advantage of the extended transition period for
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         complying with new or revised accounting standards. This statement does not appear appropriate since Kaixin adopted ASC 606 on January 1, 2018, which is the timing of adoption for public companies, rather than taking advantage of the extended transition period and adopting ASC 606 for the annual reporting period beginning after December
         15, 2018. Given that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable, please revise the disclosures concerning Kaixin on page 214 and elsewhere as necessary to indicate that it is not taking advantage of the extended transition period for complying with new or revised accounting standards. Furthermore, please revise CM Seven's disclosures on page
         12 to clarify that the post-merger entity will not be able to take advantage of the extended transition period for complying with new or revised accounting standards.
Critical Accounting Policies, Judgments and Estimates
Inventory, page 215

26. Since inventory is a material asset, it appears you should provide a discussion of the uncertainties involved in valuing your inventory and the variability that is reasonably likely to result over time. Please revise your critical accounting policies to provide investors with insight into the process that management undertakes to determine if any reductions in inventory to net realizable value are required, including how you estimate selling prices less costs to complete, dispose and transport the vehicles, the extent to which previous estimates required significant revisions, and the types of factors that could lead to significant revisions to your estimates in the future. Given your limited history of automobile sales, please also disclose the average period of time that a car is held as inventory to provide your investors with additional insight into the variability that may result from valuing your vehicle inventory.
Certain Transactions, page 237

27. Where you discuss certain private placements related to CM Seven Star and Kaixin Auto
         Group, please provide the exemption from registration under the Securities Act upon which each party relied in issuing the private placement securities. Transitional Services Agreement, page 242

28. Please expand your disclosure to discuss the estimated direct and indirect costs that you will be paid under the transitional services agreement, if material.
Note 2. Summary of Significant Accounting Policies
Used car financing, page F-24

29. You indicate elsewhere in your filing that you structure your loans to used car dealers on a sale-and-leaseback basis, but you do not describe your accounting for these sale-leaseback transactions under ASC 840 within your financial statements. For example, see your disclosures on pages 152 and 179. Please revise your disclosures throughout your filing to
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany19, 2018 Seven Star Acquisition Corporation
December NameCM
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         provide a consistent description of these transactions to your readers and to provide the required footnote disclosures if applicable. If these transactions do not qualify as sales and leasebacks for accounting purposes, please either remove the references outside your financial statements to used car dealers selling used cars to you and subsequently leasing them back from you or revise those disclosures to clearly convey that the sale of cars to you is not substantive and is not considered a sale for accounting purposes.
Other revenues, page F-24

30. We note that your other revenues are mainly generated from agency fees in connection with arrangements with third party dealers where you facilitate sales of their cars. Please describe to us in reasonable detail these transactions that result in revenue from agency fees and tell us where these transactions are described to your readers in this filing. It is unclear from your current disclosures whether these agency fees result from your ancillary agreements with dealerships described on page 163, your arrangements with other in-
         network dealers described on page 164, or other arrangements; please clarify this matter.
31. Your discussion of other revenues on page 199 appears to indicate that your agency fees relate to used car sales pursuant to profit-sharing terms in your arrangements with Kaixin
         Affiliated Network Dealers. We have the following comments:

             Please describe to us in greater detail the profit-sharing arrangements with Kaixin
             Affiliated Network Dealers and how you account for them under ASC
605. To assist
             us in understanding your response, please provide us with illustrative journal entries for a representative transaction from start to finish.

             We note your disclosure on page 163 that under your agreements with Shanghai
             Jieying, when you source an automobile pursuant to the Used Vehicle Purchase
             Agreement, the legal title of the vehicle is transferred to a Jieying Executive and the registration of the car is made in the name of one of the Dealership employees. Please tell us whether these transactions with Shanghai Jieying result in the agency fees that you classify as other revenues or whether you classify the revenue from these transactions with Shanghai Jieying as automobile sales revenue. Please provide us with your analysis of the appropriate accounting under ASC 605 for these transactions with Shanghai Jieying, including but not limited to whether it is appropriate to record revenue for the sale of these used vehicles on a gross basis given that you do not appear to hold the legal title or registration of the used vehicle prior to its sale.

             Please tell us whether arrangements with Kaixin Affiliated Network Dealers result in the legal title and registration of the related used vehicles being held by you or whether these arrangements also result in the legal title and registration held in the name of an individual such as one of your executives, one of your employees, or an individual associated with the relevant Affiliated Network Dealer. Also tell us how the party that
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             holds the legal title and registration for these vehicles impacted your analysis of whether revenue resulting from these arrangements with Kaixin Affiliated Network
             Dealers should be recognized on a gross or net basis under ASC
605.
Note 5. Business Acquisition, page F-33

32. Please tell us in reasonable detail the business reason(s) for purchasing the car inventory separately from the majority equity ownership in the newly formed entities, and why you believe it is appropriate to account for the purchase of cars and acquisition of the new entity as a single transaction if it was not legally structured as such. Please revise your footnote to briefly disclose these matters to your readers. Please make conforming changes to your interim financial statement disclosure, as necessary, for the acquisition of
         Shanxi and the after-sales service centers you disclose on pages F-70 and F-71.
33. We note your statement on page F-33 that the payment of the contingent consideration is contingent upon the successful offering of the Company ("offering transaction") as disclosed in Note 22. It is unclear from your disclosures in Note 22 whether your acquisition by CM Seven qualifies as a successful offering of the Company under your contingent consideration agreements and triggers payment of contingent consideration.
         Please revise Note 22 to more clearly disclose, if true, that you will amend your agreements with dealership operators to confirm that the business combination with CM
         Seven qualifies as an initial public offering, following which Renren will assume all liability for settling the contingent obligations.
34. Please refer to the purchase price allocations seen on pages F-34 and F-35 for Chongqing and other used car dealer acquisitions. Please revise your disclosures to explain to your investors why the fair value disclosed for the acquired assets less the fair value disclosed for the noncontrolling interest does not equal the purchase price.
35. Please refer to your presentation on page F-35 of the results of operations attributable to the acquisitions included in your consolidated statement of operations since the acquisition date. If true, please revise the narrative immediately preceding this table to clearly disclose that you have not included the results of operations related to the sale of used vehicles purchased from these dealerships. If our understanding is correct, please provide us with your analysis of why legally structuring the acquisition of these used vehicles as a separate transaction results in excluding the revenue and expenses related to subsequently selling these vehicles from the disclosures required by ASC 805-10-50-2(h).
         Given your statement on page F-33 that the purchase of cars and acquisition of the new entity were accounted for as a single transaction, it appears you should attribute the sale of these vehicles to the acquired entities in order to show your investors in a meaningful way the impact of these acquisitions on your results of operations. Please also apply this comment to your interim financial statement disclosure on page F-72.
36. Please revise your disclosure at the bottom of page F-35 to better explain why providing the pro forma information required by ASC 805-10-50-2(h) is impracticable. In doing so,
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         please better explain to your investors why the historical records of the used car dealerships are not available. Given that that the previous owners of the dealerships continue to own 30% of each new dealership business, continue to operate the dealerships, and have an ongoing relationship with you, we believe a reader would assume you have the ability to obtain this information.
Note 21. Statutory Reserve and Restricted Net Assets, page F-56

37. Your disclosure indicates that the PRC entities are restricted from transferring a portion of their net assets to the Company. Please provide Schedule I pursuant to Rules 5-04 and 12-
         04 of Regulation S-X or tell us why this Schedule is not required. We remind you that the
         Schedules required by Article 12 of Regulation S-X are required for predecessor entities.
Note 4. Business Acquisition, page F-70

38. We note your disclosure at the bottom of page F-72 of the information required by ASC
         805-10-50-2(h)(1). Please also disclose the information required by ASC 805-10-50-
         2(h)(2) through (h)(4). If disclosure of this information is impracticable, please disclose that fact and clearly explain to your investors why the disclosure is impracticable.
General

39. We note that earnout shares will be issued if certain gross revenue and adjusted EBITDA targets are reached. For example, we note your disclosure that if the Company's adjusted
         EBITDA for the year ended December 31, 2019 is greater than or equal to RMB
         150,000,000, the Seller is entitled to receive 3,900,000 ordinary shares of CM Seven Star, increasing proportionally to 7,800,000 ordinary shares if the Company's adjusted
         EBITDA is greater than or equal to RMB 200,000,000. At your first reference, please define adjusted EBITDA or cross-reference to the Non-GAAP measure disclosure on page 15. Please also provide an example of how to calculate the shares to be issued in addition to the 3,900,000 shares, if the adjusted EBITDA target is reached for the year ended December 31, 2019.
40. Please tell us what exemption from registration you are relying on to issue shares as consideration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545, or Jennifer L pez-Molina, Staff Attorney, at
(202) 551-3792
with any other questions.
 Sing Wang
CM Seven Star Acquisition Corporation
December 19, 2018
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                                                     Sincerely,
FirstName LastNameSing Wang
                                                     Division of Corporation
Finance
Comapany NameCM Seven Star Acquisition Corporation
                                                     Office of Consumer
Products
December 19, 2018 Page 11
cc:       Giovanni Caruso
FirstName LastName